SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  October, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

An Atypical Quarter for VCP

Key Indicators (in US$ million)	3Q07	2Q07	Chg % 3Q07/2Q07	3Q06	Chg % 3Q07/3Q06	9m07	9m06	Chg%
Net Sales	328	315	4%	312	5%	984	933	5%
Domestic	180	170	6%	168	7%	522	479	9%
Exports	148	145	2%	144	3%	462	454	2%
EBITDA (including Conpacel1)	102	113	(10%)	123	(17%)	338	349	(3%)
% EBITDA Margin (incl. Conpacel1)	31%	36%		39%		34%	37%
Net Income	179	121	48%	79	127%	1,055	270	291%
EPS[2] in US$	0.88	0.59	49%	0.39	126%	5.17	1.32	292%
Pulp sales, ‘000 tons	270	269	0%	222	22%	794	681	17%
% Exports	79%	83%		88%		82%	91%
Paper sales, ‘000 tons	121	113	7%	152	(21%)	393	465	(15%)
% Domestic	86%	87%		78%		79%	73%
Net Debt (incl. 50% Ripasa)[3]	916	1,038	(12%)	929	(2%)	916	929	(1%)
Net Debt[3] to Equity %	24%	30%		39%		24%	39%
(1)	Consolidated EBITDA with 50% of Conpacel (former Americana unit of Ripasa) reported as from January/07 only. Data from 3Q06 and 9m06 do not include the stake in Conpacel.
(2)	Earnings per share (net income in million US$ / total no. excluding treasury shares).
(3)	Net Debt includes 50% of Ripasa’s net debt as from January/07 only. Data from 3Q06 and 9m06 do not include the stake in Ripasa.

Third Quarter Highlights
Pulp
•  Strong global demand boosts new market pulp price increases which, when coupled with reduced supply, contributed to the positive maintenance of the price trend.
•  Eucalyptus pulp prices increased by US$20/ton as of Aug/07. In Oct/07 another pulp price increase was fully implemented; an additional US$20/ton for USA and Asian markets and a further US$30/ton increase for European market. Thereby, prices stood at US$775/ton in USA, US$750/ton in Europe and US$690/ton in Asia.
•  Despite the annual maintenance shutdown, pulp sales volume remained practically stable compared to 2Q07, but with a 22% increase over the same period last year, to 270,000 tons.

Paper
•  Regardless of the conclusion of the joint venture with Ahlstrom, sales volume was 7% higher as compared to the previous quarter reaching 121,000 tons, driven mostly by better economic conditions of the period.
•  Local demand boosts internal market share to 86% of total paper sales volume, against 78% in 3Q06.

Results
•  Currency appreciation for the period contributed to improve financial result to US$52 million, boosting net income by 48% Q-o-Q and 127% Y-o-Y to US$179 million.
•  Consolidated EBITDA margin stood at 31% influenced by (i) currency appreciation during the quarter; (ii) annual maintenance shutdown; and (iii) further temporary shutdown at Conpacel to the implementation of the capacity expansion of pulp (P630); resulting in lower dilution of fixed cost for pulp production as consequence of lower production volumes.

Strategic Positioning
•  Jacareí paper unit (SP): Conclusion of the joint venture with the Finnish company Ahlstrom on September 3, 2007.
•  Cubatão and Limeira units (SP): Announcement of the sale on August 1, 2007.
•  Piracicaba unit (SP): VCP and Oji Paper announce the creation of a Strategic Business Agreement.
•  Conpacel: CADE approves the sale of Ripasa on August 9, 2007.

Market Capitalization: R$ 10.5 billion US$ 5.8 billion Share price (10/16/07): VCPA4=R$ 51.31 ADR VCP =US$ 28.54 Number of shares: ON =105,702,452 PN = 98,443,055 Total = 204,145,507	Investor Relations: Valdir Roque,Director Andrea Kannebley, Manager Sandra Matsumoto Susana Yamamoto Tel: (5511) 2138-4287/4261/4361 Fax: (5511) 2138-4066 ir@vcp.com.br www.vcp.com.br

1/17

São Paulo, October 17, 2007 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America, announced today its results for the third quarter of 2007 (3Q07). The operating and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in US dollars in accordance with US GAAP. This report does not include the proportional consolidation of Aracruz Celulose S.A. (12.4%) and Ripasa S.A. Celulose e Papel (50%), whose results were accounted for using the equity method, unless otherwise indicated. Likewise, the results of Ahlstrom VCP Indústria de Papéis Especiais S.A. (“JV”) were accounted using the equity method as of September 1, 2007.

Net Operating Revenues and Sales Volume

Despite the annual maintenance shutdown and the conclusion of the joint venture with Ahlstrom, 3Q07 total sales volume for pulp and paper, continued to post an increase reaching 390,000 tons, up 2% compared to the previous quarter and 4% over the same period last year. The increase in the Q-o-Q comparison is primarily explained by the additional paper volumes which were up 7% (121,000 tons) resulting from the better seasonality of the period and the maintenance of pulp volumes (270,000 tons), despite the maintenance shutdown.

The average price increased by 1% compared to 3Q06 and was driven principally by the increase in international pulp prices in the period resulting in total net revenues of US$328 million, up 5% Y-o-Y. Compared to 2Q07, average price posted a 2% increase boosted by the 4% increase in total net revenues and greater share of pulp in our product mix, even with lower pulp sales volume to export market (-4%) in order to meet local demand.

Paper accounted for 51% of total 3Q07 sales revenues and pulp 49%. In 2Q07, these ratios were 50% and 50%, respectively. Despite the maintenance shutdown, and increase in paper volumes, pulp accounted for 69% of 3Q07 total sales volume and paper 31%. In 2Q07 these ratios were 70% and 30%, respectively. In 3Q07 these ratios were 59% and 41%, respectively.

Due to the greater share of pulp in the domestic market and the transference of paper volumes from Jacareí mill to the joint venture, 3Q07 export volumes was equivalent to 59% of total sales volume, lower than the 62% and 61% reported in 2Q07 and 3Q06, respectively.

2/17

Pulp

3Q07 pulp sales volume remained practically flat compared to 2Q07, totaling 270,000 tons, driven by the additional volume of pulp originated from the conclusion of the joint venture with Ahlstrom, whose integrated pulp became market pulp, beginning Sep/07. As a result, net revenues arising from these sales were 4% higher compared to 2Q07, amounting to US$162 million, also sustained by the 3% increase in average prices in dollars.

Compared to 3Q06, sales volume rose 22% explained by the resale in the domestic market of pulp volume originated from Conpacel.

The third quarter of 2007 continued to reflect the capacity adjustments and shutdowns coupled with a continuous expansion in global demand, thereby improving the international scenario for this product, bringing new price increases, despite the summer season in the Northern Hemisphere. In August, eucalyptus pulp price list stood at US$720/ton in Europe, US$755/ton in USA and US$670/ton in Asia. In a tight market scenario, a series of factors such as (i) shortage of wood supply in the Northern Hemisphere; (ii) climate changes; (iii) US dollar depreciation; (v) the shutdown of high cost capacity; (vi) lack of birch in Scandinavia; (vi) increases in wood export taxes in Russia, all contributed to support the price gap between hardwood and softwood fiber at the current US$100/ton, sustain the substitution process, and maintain the positive price trend.

VCP’s pulp inventory levels were equivalent to 29 days at the end of 3Q07. In the beginning of the quarter, inventory levels were equivalent to 37 days. This reduction is primarily due to the maintenance shutdown in the period.

Domestic Market - Compared to 3Q06, pulp sales volume in the domestic market increased 117%, driven by the additional volumes originated from Conpacel that were directed to local clients, added to this, one-month of pulp transference to the joint venture. Compared to 2Q07, sales volume increased 23%. Pressured by the exchange rate, local market CIF prices averaged R$1,008 per ton in 3Q07 compared to R$1,038 per ton in 2Q07 (R$1,091 in 3Q06).

Export Market - Volume increased by 9% Y-o-Y, with average prices 8% higher, in dollars, driven by pulp prices increase in the export market. Compared to 2Q07, revenues remained stable due to 5% increase in prices which were offset by 4% decrease in volumes.

3/17

Paper

3Q07 paper sales volume reached 121,000 tons, up 7% compared to previous quarter, driven by better domestic economic conditions especially in the promotional market, notebook segment and educational textbooks. Compared to the same period last year, volume decreased by 21%, impacted by the swap of the Luiz Antonio mill, which was transferred to International Paper, on February 1st, 2007; the sale of Mogi das Cruzes mill, on May 2, 2007; and the transference of volumes originated from Jacareí mill to the joint venture, concluded on September 3rd, 2007.

Paper revenue was 5% higher than 2Q07 reaching US$166 million, despite the 1% decrease in average prices. Compared to 3Q06, average prices increased by 12% due to changes in the mix, with greater sales volume in the local market in which prices are higher. Net revenues were 11% lower, mainly impacted by the Luiz Antonio mill swap.

Domestic Market - Due to the Luiz Antonio mill swap with IP and transference of volumes resulting from the conclusion of the joint venture with Ahlstrom, 3Q07 sales volume decreased by 12% compared to 3Q06. Compared to 2Q07, sales volume increased by 5% explained by additional volumes originated from Conpacel and seasonal effects in the period. Average price increased by 11% compared to 3Q06 mainly due to the positive impact of the exchange rate on local prices. Compared to 2Q07, prices decreased by 1% explained by the increase of the participation of uncoated paper in the mix (+19%).

Uncoated papers: Compared to 2Q07, uncoated papers registered a 19% increase in sales volume, driven primarily by greater demand in the editorial and notebook segment. However, average price posted a 2% drop mostly due to changes in the mix, especially in the editorial market.

Coated papers: Compared to 2Q07, lower sales volume is explained by the transference of couche (coated) volumes originated from the Jacareí mill to the joint venture. Prices remained stable despite the competitive pressure from imported products, which were boosted by the foreign exchange rate drop.

Special papers: Sales volume and average prices remained practically stable compared to 2Q07, despite the exchange rate drop in US dollar and continued competitive pressure from imported products.

Export market - In order to meet strong local sales growth and the lack of Luiz Antonio volumes, export volume fell by 50% compared to 3Q06, but increased by 15% over 2Q07 when Conpacel products were already resold. CIF prices increased by 4% Q-o-Q explained by the increase in international prices.

4/17

Pulp Production Cash-Cost

The cash cost went from US$227/ton in 2Q07 to US$279/ton in 3Q07. The main factors that contributed to such temporary increase, specially in this quarter, which is the maintenance shutdown period were: (i) currency effect (exchange rate appreciation); (ii) cost of annual maintenance shutdown which is higher during this period; and (iii) lower fixed cost dilution as consequence of lower production due to Jacareí and Conpacel’s shutdown of approximately 10 days and 12 days, respectively. It is important to note that in prior years such costs used to be accrued on a monthly basis, but in 2007 began to be recorded only in the current month of the shutdown.

In addition to that, we had in the quarter, the Conpacel’s additional shutdown to permit the implementation of the pulp capacity expansion (P630). Therefore, Conpacel’s shutdown totaled 25 days as a whole, out of which 13 days were for the expansion project, but with only one line running full; however, with less production.

The Conpacel’s expansion shutdown is a temporary effect and will not impact future quarters’ production. On the contrary, the expansion project will add 35,000 tons of pulp (70,000 tons total), effective 4Q07.

Operating Results

3Q07 gross profit was US$109 million, down 2% compared to 2Q07 with gross margin at 33% against 35% in 2Q07, driven by higher costs in dollar terms and lower production volumes in the period as a consequence of the maintenance shutdown, which coupled with the real appreciation, fully offset the higher average price of the period.

Compared to 3Q06, when gross profit was US$120 million with gross margin at 38%, the reduction is mainly due to higher cost to the resale products of Conpacel, which were not resold in the third quarter last year, 4% salary incease related to union agreement (beginning October 2006), as well as higher costs for paper production in the Piracicaba mill, with pulp now being purchased at market prices. Those events were partially offset by the lower depreciation expense. Because of the aforementioned reasons, the average unit cost of sales in US$/ton grew 6% Q-o-Q and 10% Y-o-Y.

3Q07 selling expenses totaled US$32 million, down 6% compared to 2Q07 and up 3% compared to 3Q06. The reduction Q-o-Q is due to the company’s cost reduction program and reduction of pulp sales volume to the export market (-4%) driven by the maintenance shutdown, resulting in lower international freight expenses. As per the year-on-year comparison the increase was driven mainly by the cost for export logistics. As a percentage of net revenues, these expenses were reduced from 11% in 2Q07 to 10% (10% in 3Q06).

Compared to 3Q06 general and administrative expenses remained flat at US$15 million an effect of the cost reduction efforts initiated in 2006.

Compared to 2Q07 these expenses increased by US$1 million, due to one time events related to special projects. As a percentage of net revenues, these expenses maintainded at approximately the same level of 2Q07 at 5%.

Other operating expenses reached US$19 million positive compared to US$26 million negative in 2Q07. The change is explained by the non-recurrent capital gain of US$23 million related to the conclusion of the joint venture with Ahlstrom. Therefore, operating profit in 3Q07 stood at US$81 million compared to US$37 million posted in 2Q07.

5/17

EBITDA

3Q07 EBITDA when consolidating Conpacel and adjusting the non-recurrent expenses, stood at US$102 million, down 10% compared to 2Q07, with an EBITDA margin of 31% of net revenues, lower than the 36% posted in 2Q07. This change is primarily explained by the increase in production cost, driven by the maintenance shutdown of Jacareí and Conpacel’s mills and by the negative impact of the exchange rate appreciation over local currency denominated costs.

Adjusted EBITDA when considering only the effect of the resale of the products originated from Conpacel, acquired at market prices less commercial and distribution expenses, amounted to US$92 million in 3Q07, down 3% Q-o-Q. The reduction is mainly explained by: (i) average exchange rate drop of 3% Q-o-Q; and (ii) maintenance shutdown at Jacareí mill. The table below shows the adjustments to EBITDA mentioned above:

US$ million	3Q07	2Q07
Operating profit	81	37
(+) depreciation	34	33
(+) non-recurrent other operating expenses*	(23)	25
EBITDA reported**	92	95
(+) Effect of Conpacel***	10	18
EBITDA consolidated w/ Conpacel	102	113
EBITDA margin incl. Conpacel %	31%	36%
Notes:
* 3Q07 include US$23m gain related to the conclusion of the joint venture. 2Q07 include US$34m expenses related to adjustments to the asset swap gain and US$9m gain related to the sale of Mogi das Cruzes mill.
** EBITDA considering only the distribution margin of Conpacel products
*** Remaining portion of Conpacel’s margin (production margin).

Effect of the Resale of Conpacel’s Products

Conpacel is the new denomination for the Americana mill which is the largest of all four Ripasa’s units and represents 100% of its market pulp production, printing & writing papers, both coated and uncoated.
In September 2006, VCP initiated a pre-consortium operation in which it purchases 50% of the products of Conpacel, at market prices, and resells it through its own brands and commercial channels. As a result of the resale, VCP’s cost of sales reflects the production costs of VCP plus the acquisition cost of the products from Conpacel. Therefore, the operating profit of VCP incorporates only part of Conpacel’s operating margin, which is the distribution margin. The remaining portion of the Conpacel’s margin (production margin) is included within the equity income line of Ripasa. Such difference is eliminated in the consolidated EBITDA including Conpacel shown in this report as from the 1Q07.
In August 2007, CADE approved the acquisition of Ripasa by VCP and Suzano announced in 2004, with this decision, the consortium model operation for the Americana unit (Conpacel) was authorized by that Agency, with some restrictions; however, the special tax regime is still pending for approval by other government agencies.

Financial Result

Financial result for the quarter amounted to US$52 million compared to US$75 million posted in 2Q07. The decrease is a result of the lower appreciation of the Real on a Q-o-Q basis (ranging from 6.1% in 2Q07 to 4.5% in 3Q07).

Net Debt

The net debt decreased from US$935 million on June 30, 2007 to US$812 million on September 30, 2007. While consolidating 50% of Ripasa’s interest, net debt amounted to US$916 million on September 30, 2007. This reduction is explained by the (i) cash generation during the period; (ii) higher exposure in the dollar denominated debt; and coupled with the conclusion of the joint venture with Ahlstrom resulting in a positive effect of US$121 million. These changes were partially offset by the disbursements related to the capex, mainly in forest. However, it is important to highlight that despite its investments, VCP kept its net debt at approximately two times EBITDA (investment grade) and 22% of its shareholder’s equity.

6/17

During the quarter, gross debt totaled US$1,663 million on September 30, 2007 compared to US$1,635 million on June 30, 2007, a 2% increase. This increase is explained by new short-term export related debt (discounted drafts-ACEs) during the period. The average maturity of VCP’s net debt was 4.8 years at the end of the quarter, once again, demonstrating the sound position of our balance sheet.

VCP’s Debt (US$ million)	COST % p.y.	Jun 30, 2007	Sep 30, 2007%
SHORT TERM		459	484	29%
Real denominated [4]	TJLP + 3.6%	40	43	2%
Dollar denominated	5.1%	419	441	27%
LONG TERM		1,176	1,179	71%
Real denominated	9.9%	143	138	9%
Dollar (Bonds/others4 )	7.6%	255	257	15%
Dollars	LIBOR+1.0%	778	784	47%
TOTAL GROSS DEBT		1,635	1,663	100%
(-) CASH POSITION [3]		(700)	(851)
VCP NET DEBT		935	812
(+) 50% RIPASA net debt		103	104
Consolidated NET DEBT		1,038	916
(3) Included unrealized gain or loss from cross-currency interest rate swaps classified as long term liabilities.
(4) Includes BNDES loan denominated in a basket of currencies plus 3% to 4.5%p.y.

LONG TERM DEBT AMORTIZATION	2008	2009	2010	2011	2012	After 2012
(US$ million)	18	177	131	161	161	531

Non-Operating Income and Equity from Affiliates

Non-operating income for the quarter amounted to US$71 million. This amount is explained by the sale of VCP’s interest in the joint venture (Ahlstrom VCP Indústria de Papéis Especiais S.A.), to Ahlstrom. Since beginning Sep/07, Ahlstrom began to hold 60% of the joint venture. The total amount of the operation was US$121 million.

Although it had no impact on the cash position, the company recorded a consolidated equity income of US$14 million (US$20 million in 2Q07 and US$32 million in 3Q06). Out of which, Aracruz Celulose e Papel S.A. recorded US$13 million, Ripasa Celulose S.A. Celulose e Papel US$0.2 million and others investees recorded US$ 1 million.

Income Tax

The effective income tax rate in 3Q07, excluding equity results, was 12% against 10% in 2Q07 and 11% in 3Q06. The change is explained by the income tax attributable to financial income and by the gain obtained from the sale of VCP’s share in the joint venture with Ahlstrom.

Net Income

3Q07 net income stood at US$179 million, 48% higher than the amount recorded in 2Q07 of US$121 million and up 127% over the same period last year. The increase compared to the previous quarter is primarily explained by the improved financial result coupled with the positive gain obtained from the conclusion of the joint venture with Ahlstrom in September 2007.

7/17

CAPEX

The company invested US$93 million in 3Q07 of which US$50 million was in forestry (acquisition of land and forest planting and maintenance) and US$43 million in modernization, expansion and sustaining. The 50% share in Ripasa represented an additional capex of US$19 million in the quarter.

CAPEX VCP (US$ million)	YTD 2007	PLANNED FOR 2007
Expansion projects	31	38
Modernization	10	11
Forests	157	215
. São Paulo	51	52
. Rio Grande do Sul	26	56
. Três Lagoas (MS)	80	107
Maintenance, IT, others	43	44
TOTAL VCP	241	306
50% of Ripasa*	44	57
TOTAL VCP + 50% Conpacel	285	363
* Capex of Ripasa refers to Conpacel unit and is not included in VCP’s cash flow statements at the end of this report.

Divestments

Cubatão and Limeira
On August 1, 2007, VCP and Suzano Papel e Celulose S.A. announced that, as part of the reorganization of Ripasa S.A. Celulose e Papel activities, they have signed an agreement for the sale of their respective interests in the Ripasa’s units located in Cubatão and Limeira, to MD Papéis LTDA.
The aforementioned units were valued at the equivalent amount in reais of US$65,000,000, thus VCP and Suzano will each receive US$32,500,000. The closing of the transaction is expected to be up to November 1st 2007.
The Cubatão unit has a production capacity of approximately 61,000 tons per year of graphic, editorial and special printing and writing papers. The Limeira unit has a production capacity of approximately 58,000 tons per year of cardboard.

Joint-venture in Jacareí for the paper assets
On September 3, 2007 VCP announced the conclusion of the joint venture previously announced in May, 2007 with the Finnish company Ahlstrom Corporation (Ahlstrom.) for the paper production in VCP’s facility located in Jacareí (SP). With the conclusion of the transaction, VCP will hold 40% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. (“JV”) with Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, holding the remaining 60% interest. In the third quarter 2007, we recorded a capital gain amounting to US$23 million in the non-operating income as as result of the conclusion of the joint venture.

The special papers produced in this mill will be primarily directed to the labeling and flexible packaging markets, in which Ahlstrom will reinforce its worldwide leadership position. The paper assets of the joint venture have an annual production capacity of approximately 105,000 tons per year of uncoated wood-free papers, with capacity to convert up to 80,000 tons per year of coated papers.

The parties also signed a long-term agreement whereby VCP will sell eucalyptus pulp, utilities and other services to the joint venture operations.

Under the terms of the agreement, Ahlstrom has an option to purchase the remaining share in the joint venture held by VCP after two years.

8/17

The sale of Cubatão and Limeira and the joint venture in the Jacareí paper mill are part of VCP’s strategy to focus on the large scale growth of market pulp production and on the repositioning of its paper businesses.

VCP and Oji Paper create a SBA

On August 16, 2007, VCP and Oji Paper announced a new Strategic Business Agreement (SBA), which renews and enhances the terms of the previously existing technology transfer agreement for thermal papers produced at VCP’s Piracicaba unit, located in the state of São Paulo. VCP has maintained a technology transfer agreement with Oji Paper since 1989, pursuant to which Oji Paper shares its formulas, processes, technical information and know-how developed for thermal papers.
The SBA, with a term of ten years as compared to the five year term of the previous technology transfer agreement, will strengthen the partnership between VCP and Oji concerning innovation for thermal papers. In addition, this agreement will enable the introduction of other new Oji Paper products to the local, South and Central America markets.
This agreement puts VCP on the cutting-edge of advanced technology for thermal papers and, when coupled with the Piracicaba unit capacity expansion from 15,000 tons per year to 40,000 tons beginning in 2008, will result in VCP consolidating its presence in the value-added paper segment.

Highlights of Conpacel’s performance

Since its acquisition in 2005 Ripasa has been going through a strong restrucuturing process involving management improvement, fixed costs reductions, assets divestments and productivity gains. This process has resulted in increased cash generation.

Three of the four mills belonging to Ripasa (Embu, Cubatão and Limeira) have small scale and produce cardboards and special papers that are not part of VCP’s core business. We have already sold our 50% stake in the Embu mill to Suzano in Mar/07 for US$ 20 million, and in Cubatão and Limeira as mentioned above.
The remaining mill refers to Conpacel, former Americana, which produces the pulp and white papers that fit perfectly in VCP’s product mix. This mill is adjusting its structure to become a benchmark in production costs within the sector. Fixed costs reduction, particularly headcount plus productivity gains, better forestry management and the pulp expansion by 70,000 tons (35,000 tons VCP’s stake) reaching as a total 630,000 tons this year.

Strategic Perspectives

VCP is progressing on its transformation plan, by increasing its position in pulp and reducing our participation in the paper business. Added to that we are also adapting our cost structure in light of the new company’s profile, as well as the reality of an appreciated currency environment.

The main strategic events that have occurred since last year and have contributed to VCP’s complete turnaround are:
- the asset swap with IP, which permitted the consolidation of the strategic goal of reaching 6 million tons of pulp in 2020; and
- the joint venture with the Finnish company, Ahlstrom, for the paper asset in Jacareí and the divestiture of the non-strategic units of Mogi das Cruzes, Embu, Cubatão and Limeira, all three of Ripasa.

Combined with that, VCP is undertaking several initiatives to improve its operational cash flow, to adjust the company’s structure to the growth in the pulp market and to mitigate the negative impact of the Real appreciation. Those initiatives include:
- Fixed cost reductions, with readequation to organizational structure;
- Variable cost reductions, principally in wood costs as we reduce our dependency on wood from third parties,
- Productivity gains mainly at Conpacel where we should achieve operating margins higher than VCP’s, besides the expansion of 35,000 tons of pulp (P-630), effective 4Q07, with the learning curve already in process;
- Expansion in special papers at Piracicaba, beginning next year and reinforcing the strong improvement in our paper sales mix related to value-added papers in the regional market;

9/17

We believe that 2008 will be a mature year for VCP with its turnaround completed with the new structure, lower costs, healthy cash flow enhanced by proceeds originated from the divestments; healthy capital structure and CAPEX discipline; VCP is poised for the future.

Looking to the future, VCP is focusing on two main growth projects, one in the state of Mato Grosso do Sul, with the Horizonte Project (Horizon Project) and another one in the state of Rio Grande do Sul with the Losango Project.

The Horizonte Project refers to the asset swap with International Paper, in which we received, in exchange, a plant under construction in the city of Três Lagoas, whose capacity was revised upward to 1.3 million tons per year of pulp. The start-up of the pulp mill is expected to take place in May 2009. We continue to invest in land acquisition, starting alliances with farmers and small producers in order to implant the second phase of the project. This is an extremely competitive project with operational costs 10%-20% lower when compared to Jacareí mill and with an expected minimum return of WACC+3%.

Losango Project will be our next step towards growth and is in the extreme south of the country. We have been developing a forestry base in this region since 2004 and we are still in the process of obtaining social and environmental licenses so that we may present a new pulp project to be analyzed by the Board in 2009. This project should also have a capacity of 1.3 million tons per year. If approved, we foresee its start-up by 2011.

On those two fronts (present and future) VCP’s ensures sustainability to its business growth, while aiming to adding value to shareholders, in a capex disciplined manner, via providing a minimum 3% return per year above WACC. Therefore, VCP will fulfill its desinvestment process in the paper segment during 2007, remaining only with Piracicaba and Conpacel (50%) units and the Joint Venture with Ahlstrom (40%), therefore focusing on its expansion target of 6 million tons of pulp in 2020.

9M07 Non recurring effects

As part of VCP’s strategy to focus on the large scale growth of market pulp production and on the repositioning of its paper businesses, we announced several strategic initiatives. To better understand such initiatives we prepared the following table demonstrating the non recurring effects that occurred during the period:

2007 Effects (in US$ million)
		Non recurring		9M07
	9M07 (as is)	effects		(recurring)
Net sales	984	(90)		894
EBITDA (incluing Conpacel)	338	(37)		301
% EBITDA margin (inc. Conpacel)	34%	(1	)pp	34%
Pulp sales, ‘000 tons	794	90		884
Paper sales, ‘000 tons	393	(130)		264

2007E recurring volumes

Presented belw is a table demonstrating the effect of each non recurring 2007 event and the breakdown between 2007 estimate and 2007 recurring, the latter amounts may be used for 2008 estimates:

10/17

	2007E	EFFECTS				2007< /font> (recurring)</s trong>
			Luiz		Joint
		Mogi	Antonio	Embu+Cubatão+Limeira	Venture
Pulp sales, '000 tons	1100	6		25	59	1190
Paper sales, '000 tons	480	(7)	(56)		(67)	350

Capital Markets

In 3Q07, the Company´s preferred shares (VCPA4) posted a 20% increase on the São Paulo stock market, while the Bovespa Index (Ibovespa) appreciated 11%. There were 50,000 trades in the quarter, involving approximately 30 million preferred shares, 36% higher than the previous quarter.

3Q07 daily trading volume averaged R$23 million on the Bovespa and US$20 million on the NYSE, jointly equivalent to 1.40% of the Ibovespa volume. VCPA4 had a 0.80% share of the Bovespa Index (Sep/ Dec 2007) and 1.27% share of the Corporate Sustainability Index, ISE (Dec 2006/Nov 2007). Period´s earnigs per share totaled US$0.88.

VCP´s level III ADRs were up 26% in 3Q07, versus a 4% increase in the Dow Jones index. The Bloomberg Paper & Forest Index Europe posted a 2% drop and Bloomberg Paper & Forest Index US (BUSFRST) decreased by 5% in 3Q07.

11/17

CONFERENCE CALLS & WEBCASTS

English October 18, 2007 Time: 09:00AM USEST (11:00AM Brasília time) Phone: +1 (973) 935 8893 Replay: +1 (973) 341 3080 Code: 9235763	Portuguese October 18, 2007 Time: 08:00AM USEST (10:00AM Brasília time) Phone: + (55 11) 2101 4848 Replay: + (55 11) 2101 4848 Code: VCP
Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and Webcast
A slide presentation will be available for viewing and downloading on the IR section of our website www.vcp.com.br . The Conference Calls will be live broadcast over the Internet on the same website, remaining available after the event.

Replay
A conference call replay facility will be available from October 18 through 25, 2007.

In order to access the replay, dial the above mentioned numbers.

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, subject to change.

Votoran tim Celulose e Papel S.A. - VCP is one of the largest pulp & paper producers in Brazil in terms of net revenues and total assets, and one major Brazilian producer of printing & writing and specialty papers. It is an integrated pulp & paper Company with a highly efficient production cycle because it uses the most suitable technology for each process. VCP sells its products domestically and to more than 55 countries across all five continents.

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12/17

13/17

ANNEX I

Net Operating Revenues Variation
3rd QTR 2007 X 2nd QTR 2007
	USGAAP
PRODUCTS	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %
	3Q07	2Q07	3Q07	2Q07	3Q07	2Q07	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	41,266	34,758	47,321	40,533	1,147	1,166	18.7	16.7	(1.7)
Coated	35,127	36,716	44,567	46,545	1,269	1,268	(4.3)	(4.3)	0.1
Special/Other	27,346	27,240	58,970	58,527	2,156	2,149	0.4	0.8	0.4
Total	103,739	98,714	150,858	145,605	1,454	1,475	5.1	3.6	(1.4)

Export Market
Uncoated	13,462	9,579	11,643	8,541	865	892	40.5	36.3	(3.0)
Coated	3,250	4,973	3,368	4,070	1,036	818	(34.7)	(17.3)	26.6
Special/Other	58	47	89	65	1,545	1,376	22.2	37.2	12.3
Total	16,770	14,600	15,100	12,676	900	868	14.9	19.1	3.7
Total Paper	120,509	113,314	165,959	158,282	1,377	1,397	6.3	4.9	(1.4)

Pulp
Domestic Sales	56,406	45,767	29,721	24,011	527	525	23.2	23.8	0.4
Export Market	213,465	223,062	132,737	132,577	622	594	(4.3)	0.1	4.6
Total	269,871	268,828	162,459	156,588	602	582	0.4	3.7	3.3

Total Domestic Sales	160,145	144,481	180,580	169,616	1,128	1,174	10.8	6.5	(3.9)
Total Export Market	230,235	237,661	147,838	145,254	642	611	(3.1)	1.8	5.1

TOTAL	390,380	382,142	328,417	314,870	841	824	2.2	4.3	2.1

Net Operating Revenues Variation
3rd QTR 2007 X 3rd QTR 2006
	USGAAP
PRODUCTS	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %
	3Q07	3Q06	3Q07	3Q06	3Q07	3Q06	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	41,266	58,742	47,321	60,108	1,147	1,023	(29.7)	(21.3)	12.1
Coated	35,127	33,772	44,567	41,552	1,269	1,230	4.0	7.3	3.1
Special/Other	27,346	25,689	58,970	53,462	2,156	2,081	6.5	10.3	3.6
Total	103,739	118,203	150,858	155,122	1,454	1,312	(12.2)	(2.7)	10.8

Export Market
Uncoated	13,462	30,627	11,643	28,587	865	933	(56.0)	(59.3)	(7.3)
Coated	3,250	2,850	3,368	2,659	1,036	933	14.0	26.7	11.1
Special/Other	58	-	89	-	1,545	-	-	-	-
Total	16,770	33,477	15,100	31,246	900	933	(49.9)	(51.7)	(3.5)
Total Paper	120,509	151,680	165,959	186,368	1,377	1,229	(20.6)	(11.0)	12.1

Pulp
Domestic Sales	56,406	25,994	29,721	13,070	527	503	117.0	127.4	4.8
Export Market	213,465	196,157	132,737	112,721	622	575	8.8	17.8	8.2
Total	269,871	222,151	162,459	125,792	602	566	21.5	29.1	6.3

Total Domestic Sales	160,145	144,196	180,580	168,193	1,128	1,166	11.1	7.4	(3.3)
Total Export Market	230,235	229,634	147,838	143,967	642	627	0.3	2.7	2.4

TOTAL	390,380	373,831	328,417	312,160	841	835	4.4	5.2	0.7

Note : 3Q07 volumes indicated above include 14,200 tons of market pulp, 44,800 tons of uncoated papers and 14,400 tons of coated papers originated from Conpacel.

14/17

 ANNEX II

	INCOME STATEMENT
								US$ Million
	3rd QTR 07		2nd QTR 07		3rd QTR 06		Change
	US$	%	US$	%	US$	%	3Q07/2Q07	3Q07/3Q06
Net Operating Revenue	328	100%	315	100%	312	100%	4%	5%
Domestic Sales	180	55%	170	54%	168	54%	6%	7%
Export Sales	148	45%	145	46%	144	46%	2%	3%
Operating Cost and Expenses	(270)	-82%	(278)	-88%	(248)	-79%	-3%	9%
Cost of sales	(219)	-67%	(204)	-65%	(192)	-62%	8%	14%
Selling and marketing	(32)	-10%	(34)	-11%	(31)	-10%	-6%	3%
General and administrative	(15)	-5%	(14)	-4%	(15)	-5%	6%	0%
Other operating (expenses) income, net	(4)	-1%	(26)	-8%	(10)	-3%	-85%	-60%
Operating Profit	58	18%	37	12%	64	21%	56%	-9%
Non-operating income (expense)	52	16%	75	24%	(22)	-7%	-30%	-336%
Financial income	33	10%	26	8%	34	11%	28%	-3%
Financial expense	(33)	-10%	(35)	-11%	(47)	-15%	-5%	-30%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	52	16%	84	27%	(9)	-3%	-38%	-678%
Income (loss) before taxes and equity income (loss) of investees	110	34%	112	35%	42	13%	-1%	162%
Income tax expense	(16)	-5%	(11)	-3%	5	2%	45%	-420%
Income (loss) before equity income (loss) of investees	94	29%	101	32%	47	15%	-7%	100%
Equity income (loss) affiliates	14	4%	20	6%	32	10%	-30%	-56%
Non operating income JV	71
Net Income (Loss)	179	55%	121	38%	79	25%	48%	127%

Depreciation and depletion	34	10%	33	10%	50	16%	3%	-32%
EBITDA adjusted	92	28%	95	30%	115	37%	-3%	-20%
EBITDA consolidated (inc. 50% of Conpacel)	102	31%	113	36%	123	39%	-10%	-17%

	INCOME STATEMENT
			US$ Million
	Jan-Sep 07		Jan-Sep 06
	US$	AV%	US$	AV%
Net Operating Revenue	984	100%	933	100%
Domestic Sales	522	53%	479	51%
Export Sales	462	47%	454	49%
Operating Cost and expenses	158	16%	(725)	-78%
Cost of sales	(641)	-65%	(567)	-61%
Selling and marketing	(102)	-10%	(99)	-11%
General and administrative	(44)	-4%	(43)	-5%
Loss ( gain) on exchange of assets	955	97%	-
Other operating (expenses) income, net	(10)	-1%	(16)	-2%
Operating Profit	1,142	116%	208	22%
Non-operating income (expense)	174	18%	5	1%
Financial income	88	9%	127	14%
Financial expense	(99)	-10%	(120)	-13%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	185	19%	(2)	0%
Income (loss) before taxes and equity income (loss) of investees	1,316	134%	213	23%
Income tax expense	(382)	-39%	(2)	0%
Income (loss) before equity income (loss) of investees	934	95%	211	23%
Equity income (loss) affiliates	50	5%	59	6%
Non operating income JV	71
Net Income (Loss)	1,055	107%	270	29%

Depreciation and depletion	107	11%	141	15%
EBITDA	296	30%	349	37%
EBITDA consolidated ( inc. 50% of Conpacel)*	338	34%	357	38%

* For 3Q07 adjusted with 50% Conpacel and for 3Q06 adjusted for contingencies acrual, post-retirement benefits and fixed assets write-off

15/17

 ANNEX III

		BALANCE SHEET
			US$ million
ASSETS	SEP / 07	JUN / 07	SEP / 06
CURRENT ASSETS	1,331	1,258	1,290
Cash and Cash Equivalents	602	391	486
Available for sale securities	253	306	262
Unrealized loss from cross currency interest rate swaps	-	3	-
Trade Accounts Receivables, net	175	169	187
Inventories	196	214	210
Deferred income tax	4	28	51
Recoverable taxes	70	115	74
Other	31	32	20
Investment in affiliates, including goodwill	1026	949	957
Property, Plant and Equipment - Net	3,582	3,433	1,936
Other Assets	239	190	209
Deferred income tax	-	-	70
Other	239	190	139
TOTAL ASSETS	6,178	5,830	4,392

LIABILITIES	SEP / 07	JUN / 07	SEP / 06
CURRENT LIABILITIES	675	659	581
Trade payables	121	131	100
Short-term debt	282	229	200
Current portion of long-term debt	202	230	164
Unrealized losses from foreign currency and interest rate swaps	4	-	57
Payroll, profit sharing and related charges	22	18	23
Income and social contribution taxes	16	25	4
Interest attributable to capital payable	2	-	-
Other	26	26	33
LONG TERM LIABILITIES	1,760	1,757	1,448
Long-term debt	1,179	1,176	1,180
Deferred income tax	374	377	-
Unrealized losses from currency interest rate swaps	-	-	76
Accrued liabilities for legal proceedings (incl. post-retirement benefits)	186	175	168
Post-retirement benefits	21	29	24
SHAREHOLDERS' EQUITY	3,743	3,414	2,363
Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued and outstanding	953	953	1,026
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053	1,053
Additional paid-in capital	35	35	29
Treasury shares, at cost 2007 - 28,900 preferred shares (2006 - 31,998 preferred shares)	(1)	(1)	(12)
Appropriated retained earnings	86	86	72
Unappropriated retained earnings	1,749	1,569	756
Cumulative translation adjustment	(132)	(281)	(561)
Net unrealized gains on available for sale securities	-	-	-
TOTAL LIABILITIES	6,178	5,830	4,392

16/17

ANNEX IV

CASH FLOW STATEMENT

			US$ Million
CASH FLOW FROM OPERATING ACTIVITIES	3rd QTR 07	2nd QTR 07	3rd QTR 06
NET INCOME (LOSS)	179	121	79

Adjustments to reconcile net income to cash provided by operating activities :

Gain on exchange of assets net of deferred tax	-	-	-
Foreign exchange (gains) losses and unrealized (gains) losses on swaps, net	(52)	(84)	9
Equity in earnings of affiliates	(14)	(20)	(32)
Interest attributable to capital and dividends received	3	-	8
Deferred income tax	1	11	(9)
Depreciation and depletion	34	33	51
Loss on disposal of property, plant and equipment	16	1	9
Capital Gain on sale of investments	(48)
Gain on sale of investments	(39)	(9)	-
Complement paid to International Paper, net of deferred tax	-	23	-
Changes in operating assets and liabilities :
Trade accounts receivable	(74)	26	(26)
Inventories	(3)	(21)	(20)
Other assets	12	(50)	(21)
Liabilities	(8)	(15)	20
Net cash provided by operating activities	7	16	68

CASH FLOWS FROM INVESTING ACTIVITIES
Available for sale securities sold, net	66	114	(2)
Sale of an interest in affiliate	16	19	-
Acquisition of PP&E	(93)	(74)	(60)
Net cash provided (used) in investing activities	(11)	59	(62)

CASH FLOWS FROM FINANCING ACTIVITIES

Net short-term debt borrowings / (repayments)	2	84	33
Long-term debt Issuances	203	154	98
Long-term debt Repayments	(9)	(105)	(47)
Sales of tresury shares	-	-	1
Dividends Paid	-	(136)	-
Net cash provided by (used in) financing activities	196	(3)	85
Effect of exchange rate changes on cash and cash equivalents	19	(27)	(4)
Net increase (decrease) in cash and cash equivalents	211	45	87
Cash and cash equivalents at beginning of period	391	346	399
Cash and cash equivalent at end of period	602	391	486

17/17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: October 17, 2007	By:	/s/ Valdir Roque

Title Chief Financial Officer